FORM 6-K


                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                         Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of April 2002


                                MIND C.T.I. LTD.


                  (Translation of Registrant's Name into English)


          Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692


                     (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F [X] Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


MIND C.T.I. LTD.
(Registrant)


By:  /s/ Monica Eisinger
     -----------------------------------
     Monica Eisinger
     President


Dated: April 24, 2002



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MIND CTI Press Release
For Immediate Release

MIND CTI Reports First Quarter Results

Conference call scheduled for Wednesday, April 24, 2002 at 9:00 a.m. EST


Yoqneam, Israel, April 23, 2002-MIND CTI Ltd. (NASDAQ: MNDO), a leading provider of billing and customer care, accounting and management solutions for voice, data and IP services, today announced results for the first quarter ended March 31, 2002.

Revenue for the first quarter of 2002 was $2.4 million compared with $2.6 million for the first quarter of 2001 and similar to the fourth quarter of 2001 revenue of $2.4 million. Net loss for the quarter ended March 31, 2002 was $0.6 million or $0.03 loss per share, compared with a net loss of $1.1 million, or $0.05 loss per share in the first quarter of 2001. Net increase in cash and cash activities during the first quarter of 2002 was $0.1 million and our cash position is $39.8 million.

Monica Eisinger, President and CEO, commented: "The first quarter results reflect our continuous effort to maintain our market share in the ongoing global economic slowdown. The implementation of our Billing For IP Services in Telefonica del Peru is one of our achievements in the penetration of the Latin American market, which we view as one of the few markets with significant near-term growth potential."

Eisinger continued, "As part of our dedication to improving our operating results, we have continued with cost saving measures, including adjustments to our workforce. At the same time we have maintained our market share in our traditional markets and have entered a new market, the IP services enabling for wireless carriers. We are confident that these three factors constitute the vehicle for our return to profitability."

CONFERENCE CALL
MIND CTI will be hosting a conference call on April 24, 2002 at 9:00 a.m. EST. To participate in the conference call, local and international callers should call at least five minutes before the scheduled time and dial either +1-972512-0694 (international callers) or 800-556-3831 (accessible from the US & Canada). The passcode number is 00373.

ABOUT MIND
MIND is a leading global provider of billing and customer care, accounting and management solutions for voice, data and IP services. Our customers include worldwide leading carriers servicing millions of subscribers, using our end to-end solutions for deployment of new services. MIND operates from offices in the United States, Europe, China, Japan and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the
 Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance and actual future results may differ materially. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.

For more information please contact:
Sharon Litmanovich
MIND CTI Ltd.
+972-4-993-6648
1-888-270-4056
investor@mindcti.com

(tables to follow)

MIND C.T.I. LTD.
                 CONDENSED CONSOLIDATED BALANCE SHEETS

                                        March 31,        December 31,
                                      2002     2001         2001
                                    -------  -------     ------------
                                      (Unaudited)         (Audited)
                                    ----------------     ------------
                                           U.S. $ in thousands
                                    ---------------------------------
          Assets
  CURRENT ASSETS:
      Cash and cash equivalents      9,754   41,205           39,723
      Short-term investments
      Accounts receivable:
         Trade                       2,641    4,885            2,914
         Other                         823      788              948
      Inventories                       28       20               26
                                    -------  -------        --------
          Total current assets      13,246   46,898           43,611
                                    -------  -------        --------
  INVESTMENTS:
      Long-term bank deposits       30,025       --
      Investment in a company           --       93
                                    -------  -------
                                    30,025       93
                                    -------  -------

  PROPORTY AND EQUIPMENT:
      Cost                           3,393    3,120            3,363
      Less -- accumulated
       depreciation and
       Amortization                  1,591      931            1,373
                                    -------  -------        --------
                                     1,802    2,189            1,990
                                    -------  -------        --------
  OTHER ASSETS                       1,089    1,416            1,133
                                    -------  -------        --------
          Total assets              46,162   50,596           46,734
                                    =======  =======        ========


          Liabilities and
           shareholders' equity
  CURRENT LIABILITIES --
   accounts payable and accruals:
      Trade                            503      645              485
      Other                          1,502    1,829            1,486
                                    -------  -------        --------
          Total current liabilities  2,005    2,474            1,971
  ACCRUED SEVERANCE PAY                752      917              772
                                    -------  -------        --------
          Total liabilities          2,757    3,391            2,743
                                    -------  -------        --------

  MINORITY INTEREST                              89
                                             -------
  SHAREHOLDERS' EQUITY:
      Share capital                     52       51               52
      Additional paid-in capital    61,080   61,233           61,078
      Deferred stock compensation      (98)    (433)            (145)
      Accumulated deficit          (17,629) (13,735)         (16,994)
                                    -------  -------        --------
          Total shareholders'
           equity                   43,405   47,116           43,991
                                    -------  -------        --------
          Total liabilities and
           shareholders' equity     46,162   50,596           46,734
                                    =======  =======        ========



                           MIND C.T.I. LTD.
              CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                   Three months          Year ended
                                  ended March 31,        December 31,
                                 2002        2001           2001
                                   (Unaudited)            (Audited)
                                ------------------      -------------
                                            U.S. $ in thousands
                                          (except per share data)
REVENUES                         2,411      2,554          10,469
COST OF REVENUES                   658        527           2,242
                                --------   --------        --------
GROSS PROFIT                     1,753      2,027           8,227
RESEARCH AND DEVELOPMENT
    EXPENSES -- net              1,014      1,020           4,423
SELLING, GENERAL AND
    ADMINISTRATIVE EXPENSES:
    Selling                      1,217      1,815           6,767
    General and administrative     291        929           3,099
                                --------   --------        --------
OPERATING LOSS                    (769)    (1,737)         (6,062)
FINANCIAL INCOME - net             134        606           1,590
                                --------   --------        --------
LOSS BEFORE TAXES ON INCOME       (635)    (1,131)         (4,472)
TAXES ON INCOME                     --         --               7
                                --------   --------        --------
LOSS FROM OPERATIONS OF THE
COMPANY AND ITS CONSOLIDATED
SUBSIDIARIES                      (635)    (1,131)         (4,479)
MINORITY INTEREST IN LOSSES OF
A SUBSIDIARY                        --         --              89
                                --------   --------        --------
LOSS                             $(635)   $(1,131)        $(4,390)
                                ========   ========        ========
 LOSS PER SHARE --
  basic and diluted             $(0.03)    $(0.05)         $(0.21)
                                ========   ========        ========
   WEIGHTED AVERAGE NUMBER OF
    ORDINARY SHARES USED IN
    COMPUTATION OF LOSS PER
    SHARE -- IN THOUSANDS --
    basic and diluted            20,666    20,566          20,654
                                ========   ========        ========



                           MIND C.T.I. LTD.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS



                                     Three months ended     Year ended
                                          March 31,          Dec. 31,
                                     --------------------    --------
                                       2002        2001        2001
                                     --------    --------    --------
                                              U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                            $   (635)   $ (1,131)   $ (4,390)
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
   Minority interest in losses
    of a subsidiary                                               (89)
   Depreciation and amortization          268         139         805
   Deferred income taxes - net                                     (4)
   Compensation expense resulting
    from options granted to
    employees                              42          20         121
   Accrued severance pay - net            (26)         93         272
   Capital loss (gain) on sale
    of property and equipment - net                                (2)
   Write-down of an investment
    in a company                                                   93
   Loss (gain) from trading
    securities                                        (13)          2
   Interest accrued on long-term
    bank deposits                         (25)
   Changes in operating asset
    and liability items:
      Proceeds from sale of
       trading securities                                         101
      Decrease in accounts
       receivable:
         Trade                            273         704       2,675
         Other                            125         672         325
      Increase (decrease) in
       accounts payable and
       Accruals:
         Trade                             18        (310)       (470)
         Other                             16      (1,072)     (1,415)
      Increase in inventories              (2)                     (6)
                                     --------    --------    --------
   Net cash provided by (used
    in) operating activities               54        (898)     (1,982)
                                     --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and
  equipment                               (30)       (386)       (831)
 Purchase of product line                          (1,000)     (1,000)
 Investment in long-term
  bank deposits                       (30,000)
 Withdrawal of short-term
  bank deposits                                       116
 Proceeds from sale of
  fixed assets                                                    130
                                     --------    --------    --------
 Net cash used in investing
  activities                          (30,030)       (815)     (1,701)
                                     --------    --------    --------
CASH FLOWS FROM FINANCING
 ACTIVITIES - Employee stock
 Options exercised and paid                 7                      33
                                     --------    --------    --------
 Net cash provided by
  financing activities                      7         -,-          33
                                     --------    --------    --------
NET DECREASE IN CASH AND
 CASH EQUIVALENTS                     (29,969)     (2,168)     (3,650)
BALANCE OF CASH AND CASH
 EQUIVALENTS AT BEGINNING
 OF PERIOD                             39,723      43,373      43,373
                                     --------    --------    --------
BALANCE OF CASH AND CASH
 EQUIVALENTS AT END OF
 PERIOD                              $  9,754    $ 41,205    $ 39,723
                                     ========    ========    ========